EXHIBIT C

TABLE OF PURCHASES
OF IPSCO INC.

PURCHASES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
March 04 06 20 April 02	25,000 25,000 31,600 125,000	13.04 12.04 14.41 13.91

SALES

DATE	NUMBER OF SHARES	PRICE PER SHARE IN CANADIAN DOLLARS
May 06 07 14 15 16 20 21	25,000 25,800 50,000 113,300 51,200 15,000 35,000	12.16 12.44 11.94 11.95 11.94 12.66 12.46

Purchases and Sales effected in Canada